OD
8/29/13

13014385

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-18284

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/12 (MM/DD/YY) AND ENDING 06/30/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

170 Mason Street
(No. and Street)

Greenwich	CT	06830
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert Diamant 203-661-6410
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Demetrius Berkower LLC
(Name – *if individual, state last, first, middle name*)

517 Route 1 South, Suite 4103	Iselin	NJ	08830
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OD
8/30/13
KW
8/29/2013

OATH OR AFFIRMATION

I, Herbert Diamant, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of June 30, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

Notary Public
My Commission Expires: Sept 30, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DIAMANT INVESTMENT CORPORATION

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT

JUNE 30, 2013

DIAMANT INVESTMENT CORPORATION

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholders of
Diamant Investment Corporation

Report on the Statement of Financial Statements

We have audited the accompanying statement of financial condition of **Diamant Investment Corporation** (the "Company"), as of June 30, 2013 and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements and the related notes to the statement of financial condition in accordance with accounting principles generally accepted in the United Sates of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statements and the related notes to the financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition and the related notes to the financial statements referred to above present fairly, in all material respects, the financial position of **Diamant Investment Corporation** as of June 30, 2013 in accordance with accounting principles generally accepted in the United States of America.

Demetrius Berkower LLC

Demetrius Berkower LLC

Iselin, New Jersey
August 27, 2013

DIAMANT INVESTMENT CORPORATION

STATEMENT OF FINANCIAL CONDITION

		June 30, 2013
ASSETS		
Cash and cash equivalents	$	391,823
Cash segregated under federal regulations		40,000
Due from clearing organization		75,000
Securities owned, at fair value		435,732
Property and equipment, net of accumulated depreciation of $89,966		39,184
Secured demand notes		400,000
Other assets		3,453
Total assets	$	1,385,192
LIABILITIES AND STOCKHOLDERS' EQUITY		
Liabilities		
Customer payable - securities account	$	30,816
Non-customer accounts payable		137,605
Payroll taxes payable and other		10,495
Total liabilities		178,916
Subordinated borrowings		400,000
Stockholders' equity		
Common stock - no par value, 100 shares authorized, issued and outstanding		85,000
Additional paid-in capital		76,326
Retained earnings		644,950
Total stockholders' equity		806,276
Total liabilities and stockholders' equity	$	1,385,192

The accompanying notes are an integral part of these financial statements.

1. Nature of Operations and Summary of Significant Accounting Policies

Nature of Business

Diamant Investment Corporation, (the "Company") was incorporated on November 18, 1974 in the State of Connecticut. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA), the Depository Trust Company, and the National Securities Clearing Corporation.

The Company self clears and handles its transactions through the facilities of the National Securities Clearing Corporation, the Depository Trust Company, and Lakeside Bank.

Substantially all of the customer securities are held at the Depository Trust Company. Treasury securities that are FED book entry eligible are held at Lakeside Bank. Physical possession of certain customers securities that are not eligible for deposit at the Depository Trust Company are held by the Company.

Basis of Accounting

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP") as detailed in the Financial Accounting Standards Board's Accounting Standards Codification.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Commissions

Commissions are recorded when earned which is normally on a settlement date basis adjusted for trade date, if material.

Administrative Fees

Administrative fees are recorded as revenue when the services are complete, revenues are earned and collection is determined as reasonably assured.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents to be highly liquid investments, with original maturities of less than three months at the time of purchase.

Cash Segregated Under Federal Regulations

Cash of $40,000 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Securities Owned

Securities owned are reported at fair value with the resulting realized difference between cost and fair value included in income or loss on the statement of operations. Fair value fluctuations of securities maintained by the company are adjusted monthly with the resulting unrealized appreciation or depreciation included in income or loss on the statement of operations.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses on a settlement date basis, adjusted for trade date basis, if material.

Customer Payable

Customer payable includes amounts due on security transactions that will be paid by the Company from the cash account segregated under federal regulation.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation. Gains and losses from sales or disposals of property and equipment are included in the statement of operations. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is computed under the straight-line method based on estimated useful lives of five years for all assets.

Income Taxes

The Company is organized as a C corporation and reports its taxable income and/or losses. Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted income tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in income tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company has adopted a calendar year period for purposes of income tax reporting.

The provision for income taxes includes federal and state income taxes currently payable or refundable and the change in the deferred income taxes resulting from differences between the financial statement and tax basis of assets and liabilities during the year.

The Company's management is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company's management has determined that it has not incurred any liability for unrecognized tax benefits as of June 30, 2013. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next twelve months.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Income Taxes (Continued)

However, management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, compliance with U.S. Federal and U.S. state tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in income tax fees payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended June 30, 2013. The Company files a Federal income tax return and a Connecticut State tax return. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for years before 2009.

Fair Value - Definition and Hierarchy

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. A fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs are to be used when available. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Valuations based on inputs other than quoted prices included in Level 1 that are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

Fair value is a market-based measure, based on assumptions of prices and inputs considered from the perspective of a market participant that are current as of the measurement date, rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date.

The availability of valuation techniques and observable inputs can vary from investment to investment and are affected by a wide variety of factors, including the type of investment, whether the investment is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the investments existed. The Company had no investments that would be categorized as Level 2 or 3 in the fair value hierarchy as of June 30, 2013.

1. Nature of Operations and Summary of Significant Accounting Policies (Continued)

Fair Value - Valuation Techniques and Inputs

Common Stocks

The fair value of the common stocks is the fair value based on quoted market prices, when available, or market prices provided by recognized broker dealers. Investments in securities are used for trading purposes. Gains and losses are recorded in earnings. Common stocks are generally categorized as Level 1 in the fair value hierarchy.

Corporate and Municipal Bonds

Corporate and municipal bonds are valued at the closing price reported on the principal exchange on which the individual securities are traded. Corporate and municipal bonds are generally categorized as Level 1 in the fair value hierarchy.

2. Fair Value Measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1. The following table presents information about the Company's assets measured at fair value as of June 30, 2013:

	Level 1	Level 2	Level 3
Common stocks	$ 405,373	$ -	$ -
Corporate bonds	30,359	-	-
	$ 435,732	$ -	$ -

3. Property and Equipment

Property and equipment consists of the following:

Automobiles	$ 94,367
Furniture, fixtures and equipment	34,783
	129,150
Less: accumulated depreciation	(89,966)
Net property and equipment	$ 39,184

Depreciation expense for the year ended June 30, 2013 was $ 4,182.

4. Commitments and Contingencies

The Company is committed under a month to month operating lease for office space at $5,444 per month.

Rent expense charged to operations for the year ended June 30, 2013 was $22,811 net of $42,510 received from an affiliated company. (See note 6)

5. Net Capital Requirement

The Company is subject to the Security and Exchange Commission's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1), which requires the maintenance of minimum net capital balance and a ratio of aggregate indebtedness to net capital not exceeding 15 to 1.

At June 30, 2013, the Company had net capital of $1,101,517 which was $851,517 in excess of its required net capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was to 0.13 to 1.

The Company is subject to Rule 15c3-3 of the Securities and Exchange Commission's (Rule 15c3-3) which requires segregation of funds in a special reserve account for the exclusive benefit of customers. At June 30, 2013, the Company has segregated cash of $40,000 under Rule 15c3-3.

On July 2, 2013 the Company had $40,000 in the Special Reserve Account, which was $7,643 in excess of the deposit requirement to satisfy the June 30, 2013 Rule 15c3-3 deposit requirement.

6. Related Party Transactions

The Company has entered into a shared services agreement with an affiliated company, Diamant Asset Management Inc. (the "Affiliate"), to provide management and administrative services. The Affiliate is registered with the SEC. The Company charges the Affiliate for administrative services and shared expenses. These amounts are included in administrative fees in the amount of $89,705 and in shared general and administrative expenses such as office and officers' salaries, automobile and transportation, communications, data processing, insurance, subscriptions, and other general expenses in the amount of approximately $390,000. The Affiliate was also charged $42,510 for rent the receipt of which is included in rent expense. In addition, $133,836 was due to the Affiliate as of June 30, 2013 and is included in non-customer accounts payable on the statement of financial condition.

The Company paid interest of approximately $24,000 to the Company's stockholders as explained in Note 8.

7. Profit Sharing Retirement Plan

The Company has a qualified profit sharing plan whereby contributions are made at the discretion of the Board of Directors. The Company's Board of Directors can elect to have the Company contribute up to 15% of the total compensation of all eligible participants to the profit sharing plan. For the year ended June 30, 2013, the Company contributed $43,499 to the Plan.

8. Secured Demand Notes and Subordinated Borrowings

Secured Demand Notes

The Company has two non-interest bearing secured demand notes (the "Note"), in the amount of $400,000, due from two stockholders. The Notes mature on June 15, 2014 and are secured with marketable securities.

8. Secured Demand Notes and Subordinated Borrowings (Continued)

Subordinated Borrowings

The Company has entered into subordinated borrowings, in the amount of $400,000, with its two stockholders. These agreements bear interest at the rate of 6% per annum and mature on June 15, 2014. Interest expense for the year ended June 30, 2013 was approximately $24,000.

The subordinated borrowings are with related parties and are available in computing net capital under the SEC's uniform net capital rule. The subordinated borrowings can be retired only if, after given effect to such retirements, the Company meets the net capital requirements governing the withdrawal of subordinated debt. To the extent that such borrowings are required for the Company's continued compliance with the minimum net capital requirements, they may not be repaid. It is the Company's intention to renew the secured demand notes consisting of marketable securities collateralizing the agreements due on June 15, 2014. The value of the collateral is valued in excess of the amount owed at June 30, 2013.

9. Financial Instruments with Credit Risk and Other Off-Balance Sheet Risk

At times during the year, cash and cash equivalents in certain bank accounts may have exceeded Federal Depository Insurance Corporation insured limits. The Company is subject to credit risk to the extent any financial institution with which it conducts business is unable to fulfill contractual obligations on its behalf. Management monitors the financial condition of such financial institutions and does not anticipate any losses from such counterparties.

In the normal course of business, the Company executes, as agent, securities transactions on behalf of its customers. If either the customer or a counterparty fails to perform, the Company may be required to discharge the obligations of the nonperforming party. In such circumstances, the Company may sustain a loss if the market value of the security is different from the contract value of the transaction.

The Company conducts business with broker-dealers, clearing organizations and depositories that are located in the United States. The majority of the Company's transactions and, consequently, the concentration of its credit exposures, are with customers, broker-dealers and other financial institutions in the United States. These transactions result in credit exposure in the event that the counterparty fails to fulfill its contractual obligations.

10. Income Taxes

The credit provision for income taxes consists of the following:

Federal	$ (74,313)
State	(17,665)
Total	$ (91,978)

In addition, the Company has estimated operating losses for the period from January 1, 2013 to June 30, 2013 of approximately $80,000 available to offset future taxable income. Based on the available objective evidence management believes it is more likely than not that the net deferred tax assets will not be fully realizable. Accordingly, the Company provided for a valuation allowance against its net deferred tax assets as of June 30, 2013.

11. Subsequent Events

The Company has evaluated subsequent events for potential recognition and disclosure and has not identified any subsequent events that required adjustment or disclosure in these financial statements.